Schedule 13G                                                        Page 1 of 5

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                                                     ---------------------------
                              UNITED STATES                 OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION ---------------------------
                        WASHINGTON, D.C. 20549       OMB Number:       3235-0145
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                                 SCHEDULE 13G        Expires:   October 31, 2002
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                                                     Estimated average burden
                                                     hours per response.....14.9
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                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.______)*


                           Ciphergen Biosystems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   17252Y 10 4
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                                 (CUSIP Number)

                               September 28, 2000
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /      Rule 13d-1(b)

/ /      Rule 13d-1(c)

/X/      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 5

CUSIP No.   17252Y 10 4
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         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Tai-Tung Yip
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         2.   Check the Appropriate Box if a Member of a Group
              (See Instructions)

              (a) / /

              (b) / /
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         3.   SEC Use Only

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         4.   Citizenship or Place of Organization  United States of America

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Number of Shares
Beneficially       5.    Sole Voting Power  1,449,934
Owned by Each
Reporting Person   -------------------------------------------------------------
With
                   6.    Shared Voting Power  0

                   -------------------------------------------------------------

                   7.    Sole Dispositive Power  0

                   -------------------------------------------------------------

                   8.    Shared Dispositive Power  1,464,984

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         9.   Aggregate Amount Beneficially Owned by Each Reporting Person

              1,464,984

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         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

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         11.  Percent of Class Represented by Amount in Row (9)  5.5%

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         12.  Type of Reporting Person (See Instructions)


              TAI-TUNG YIP - IN



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Schedule 13G                                                        Page 3 of 5



ITEM 1.

          (a)       Ciphergen Biosystems, Inc.

          (b)       6611 Dumbarton Circle, Fremont, CA 94555

ITEM 2.

          (a)       Tai-Tung Yip

          (b)       Ciphergen Biosystems, Inc., 6611 Dumbarton Circle, Fremont,
                    CA 94555

          (c)       United States of America

          (d)       Common Stock

          (e)       17252Y 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4.  OWNERSHIP

          (a)       Amount beneficially owned: 1,464,984 shares

          (b)       Percent of class: 5.5%

          (c)       Number of shares as to which the person has:

                    (i)       Sole power to vote or to direct the vote:
                              1,449,934 shares

                    (ii)      Shared power to vote or to direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of: 0

                    (iv) Shared power to dispose or to direct the disposition of: 1,464,984 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

Schedule 13G                                                        Page 4 of 5



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10.  CERTIFICATION

           Not Applicable.

Schedule 13G                                                        Page 5 of 5



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                February 6, 2001
                                    --------------------------------------------
                                                      Date


                                               /s/ Tai-Tung Yip
                                    --------------------------------------------
                                                   Signature


                                                 Tai-Tung Yip
                                    --------------------------------------------
                                                     Name